October 15, 2008

Mr. Jorge Bonilla
Senior Staff Accountant
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Capterra Financial Group, Inc., formerly known as Across America Real Estate Corp. (the Company) Form 10-KSB for the Year Ended December 31, 2007 File Number: 0-50764

Dear Mr. Bonilla;

This is in response to your September 8, 2008 comment letter to the Company. The numbered paragraphs correspond to the numbered paragraphs in your letter.

Item 8A-Controls and Procedures, page 19

1. Please be advised that the Company has provided the required clarifying language in its amended Form 10-KSB regarding Item 8A(T) and Management’s Annual Report on Internal Control Over Financial Reporting.

Financial Statements and Notes
Note 8-Income Taxes, page F-17

2. CapTerra Financial Group, Inc (formerly Across America Real Estate Corp) has had income in its 2004 and 2005 fiscal years and losses in its 2006 and 2007 fiscal years and to date in fiscal 2008, which have caused an increase in our deferred tax asset. Each quarter, management reviews the deferred tax asset and assesses the Company’s ability to “more likely than not” utilize this asset before the expiration of the Company’s tax loss carry-forward. Some of the key factors in this analysis are the causes of the losses to date, management’s estimate of its return to profitability and an estimate of when CapTerra’s profitability will be able to utilize the entire deferred tax asset as it stands currently and as it is expected to grow. Key factors in this analysis are the change in management during 2008, the Company’s recapitalization and our expanded business model.

While CapTerra remains a financial partner for commercial real estate development, we had previously focused on joint-venture single pad retail projects whereby we obtained a controlling equity stake for procuring 100% of the capital required and retaining half of all profits when the project was sold upon completion. The Company realized some early success and expanded its staffing substantially in a distributed sales force as well as in operations and finance in order to dramatically increase the number of deals we financed. By the end of 2007 it became clear, however, that our rapid growth through the acquisition of real estate projects under the joint venture was becoming difficult to manage. This added complexity of multiple projects combined with changing real estate markets and substantially increased corporate overhead created losses for 2006 and 2007 and continue into 2008.

We continue to have strong and available capital and have reassessed our business model in order to return to profitability. With our change in management beginning early 2008, we significantly expanded our business model in order to take advantage of changed market opportunities and more efficiently and profitably deploy our capital going forward. We broadened our target property types beyond small-box, single-tenant retail to include office, industrial, multi-family, multi-tenant retail, hospitality and select land transactions. In addition, we expanded our capabilities to focus on using alternative vehicles such as preferred equity, mezzanine debt and high yield bridge loans.

In our expanded model, we are focused on working with higher-quality and more experienced developers, owners and operators. These target partners typically have equity capital to invest and are able to secure senior debt for their projects, but require additional capital, particularly in today’s capital market environment, to bridge the gap between senior debt and their available equity. We seek to fill this gap with preferred equity or mezzanine debt, as well as our development expertise. While we continue to provide up to 100% of a project’s required equity in addition to our consulting role, typically our partner is contributing a meaningful amount of capital to the project. These preferred equity and mezzanine structures allow us to be involved in larger transactions, with higher quality partners, at lower risk but higher risk-adjusted returns than transactions in which we have previously invested.

We are also focused on select high-yield bridge loans, whole loan acquisitions, and limited partnership interest acquisitions. Particularly in the near term, we see excellent opportunities in these areas as a result of volatile capital market conditions. Given our more nimble investment parameters and processes, we are well positioned to take advantage of such opportunities.

While our expanded business model requires personnel with strong analytical skills and experience in real estate investment management, we believe that it can also be managed much more efficiently than the Company has done in the past. We have substantially reduced our corporate overhead during the first half of 2008 and while we are actively seeking qualified personnel to fill key roles, we anticipate our overhead will be significantly lower than the levels of 2007. While we are likely to continue to incur losses as we work through the disposition of our legacy portfolio, and as we implement our expanded business model, we believe that we will return to profitability and will be able to utilize our deferred tax asset in its entirety well before the time that it expires.

In analyzing our deferred tax asset for the year ended December 31, 2007 and the quarters ended March 31, 2008 and June 30, 2008 we looked at the following factors:

Positive Factors:

•	Losses have only been incurred since 2006 leaving at least 18 years to utilize our tax loss carry forwards. (Weight – High)

•	We have adjusted our business model and lowered our corporate overhead in order to move back to profitability. (Weight – High)

•
Our internal projections indicate that it is more likely than not that we will be profitable enough to utilize our tax loss carry forwards and erase our deferred tax asset well within the time allowable by the Internal Revenue Service. (Weight – Medium)

•	We have demonstrated the ability to raise adequate capital to fund our business model and are reasonably confident that we can continue to do so in the future. (Weight – Medium)

Negative Factors:

•	While our losses have been incurred only since 2006 they have put the Company in a retained deficit position in its short history. (Weight – Medium)

•
As we continue to dispose of our “legacy” properties that have been impaired and as we implement our new strategy, we will likely incur losses during 2008 and into 2009, increasing our deferred tax asset further before becoming profitable. (Weight – High)

•	Our utilization of our deferred tax asset is dependent on our ability to implement our business model and our continued ability to raise capital. (Weight – Medium)

In assigning weights to these factors, one of the important issues to recognize is that current management has identified the reasons for the losses realized by CapTerra over the past couple of years and has taken steps to mitigate them moving forward, both from an expense management and a business model perspective. Our expanded business model is a proven model that has been successfully executed by other companies in the industry. Although we are confident that our expanded business model should return back to profitability, we recognize that we still need to properly execute the plan and continue to raise capital to be successful. While we will continue to incur losses in the short term, we are comfortable with our assumptions moving forward that we will be able to utilize our deferred tax asset well within the allowable time frame and therefore have determined that a valuation allowance has not been appropriate to date.

In summary, the change in management, the change in our business model, the Company’s projection of future income, the Company’s recent history of both profits and losses and the long timeline before the expiration of its NOL’s, have all been factors in leading the Company’s management to conclude that through June 30, 2008, a valuation allowance was not necessary and management felt that the deferred tax asset would “more likely than not” be utilized.

That said, we recognized that changes in our assumptions, lack of execution or delays in the implementation of our model could have a material impact on our ability to utilize our tax carry forwards, therefore we continue to assess and re-weight each of these factors quarterly.

Certifications

3. The Company has provided the additional language in the Certifications.

As requested in your comment letter, we have been authorized by the Company to state that the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, do not hesitate to contact the undersigned at (303)793-0304. For accounting comments, please contact Mr. James W. Creamer III at (303) 893-1003.

DAVID WAGNER & ASSOCIATES, P.C.

/s/
David Wagner

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